UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

FACTORY CARD & PARTY OUTLET CORP.
(Name Of Subject Company (Issuer))

AMSCAN HOLDINGS, INC.
AMSCAN ACQUISITION, INC.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
303051106
(CUSIP Number of Class of Securities)

Michael Correale
Amscan Holdings, Inc.
80 Grasslands Road, Elmsford, New York 10523
(914) 345-2020
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$70,590,003	$2,167.11

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 4,282,082 shares of common stock of Factory Card & Party Outlet Corp. at a purchase price of $16.50 cash per share. Such number of shares of common stock represents the total of 3,386,117 issued and outstanding shares of common stock, outstanding options with respect to 687,901 shares of common stock, and outstanding warrants with respect to 204,164 shares of common stock, in each case as of September 27, 2007.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$2,167.11 Schedule TO-T Amscan Holdings, Inc. October 1, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 1, 2007 (the “Schedule TO”) relating to a tender offer by Amscan Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Factory Card & Party Outlet Corp., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the “Offer”).

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

     The Items of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended and supplemented as follows:

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     Each of the five occurrences of the phrase “, to the best knowledge of Parent, Purchaser, AAH Holdings, the Funds, Fifth Berkshire, Sixth Berkshire and Berkshire,” in Section 9 “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is deleted.

ITEM 4. TERMS OF THE TRANSACTION

     The fourth paragraph of Section 4 “Acceptance for Payment and Payment” of the Offer to Purchase is deleted and replaced by the following:

     “If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, promptly after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).”

     The first two paragraphs of Section 5 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase are deleted and replaced by the following:

     “The following is a general summary of the material U.S. federal income tax consequences relevant to a stockholder whose Shares are (1) tendered and purchased for cash pursuant to the Offer or (2) converted to cash in the Merger. This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders. The summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. For example, the following general summary may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code such as life insurance companies, tax-exempt organizations, financial institutions, S corporations, partnerships and other pass-through entities, trusts, shareholders liable for the alternative minimum tax, dealers in securities or currencies, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and persons who are holding Shares as part of a straddle, conversion, constructive sale, hedge or hedging or other integrated transaction. This discussion is also not applicable to partnerships (or other entities or arrangements that are classified as partnerships for U.S. federal income tax purposes) that hold Shares. If a partnership holds Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding Shares, you should consult your tax advisors. This discussion assumes that the Shares are held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address estate or gift tax or the consequences of the transactions described herein under the tax laws of any state, local or foreign jurisdiction. We have not and will not seek any opinions of counsel or rulings from the IRS with respect to the matters discussed herein.

Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.”

     The last paragraph of Section 5 “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is deleted and replaced by the following:

     “The federal income tax discussion set forth above does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders. Each stockholder is urged to consult his or her own tax advisor to determine the particular tax consequences to him or her (including the applicability and effect of estate and gift taxes, foreign, state and local tax laws and possible tax law changes) of receiving cash pursuant to the Offer or the Merger.”

     The last paragraph of Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is deleted and replaced by the following:

     “The foregoing conditions are for the sole benefit of us and Parent and may be asserted by us or Parent regardless of the circumstances giving rise to such condition. If we accept for payment, or pay for, any Shares, the foregoing conditions, other than those subject to government approvals, shall have been satisfied or shall have been waived by us or Parent in our sole discretion, in each case in whole or in part at any time and from time to time prior to the expiration of the Offer and subject to the terms of the Merger Agreement. The failure by us or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer.”

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Item 5(a)(1) of the Schedule TO is deleted and replaced by the following:

     “Other than the transactions described in Item 5(b) below, neither Purchaser nor Parent nor any of the entities discussed or the persons listed in Annex I of the Offer to Purchase have entered into any transaction with the Company, or any of the Company’s affiliates which are not natural persons, during the past two years.”

     Item 5(a)(2) of the Schedule TO is deleted and replaced by the following:

     “Other than the transactions described in Item 5(b) below, neither Purchaser nor Parent nor any of the entities discussed or the persons listed in Annex I of the Offer to Purchase have entered into any transaction with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000 during the past two years.”

     (b) The changes to Section 9 “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase are identified above under Item 3.

     The last paragraph of Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is deleted and replaced with the language identified above under Item 4.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The changes to Section 9 “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase are identified above under Item 3.

ITEM 11. ADDITIONAL INFORMATION

     (b) The last paragraph of Section 8 “Certain Information Concerning Factory Card” of the Offer to Purchase is deleted and replaced by the following:

     “The forward-looking information set forth above is included in this Offer to Purchase only because it was made available to Parent and Purchaser and holders of Shares may want to consider it in deciding whether to accept the Offer. The inclusion of this forward-looking information should not be regarded as an indication that any of Parent, Purchaser, Factory Card or their respective affiliates or representatives considered or consider the projections to be a reliable, accurate or complete prediction of future events, and the projections should not be relied upon as such. None of Parent, Purchaser, Factory Card or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Factory Card compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error, except as required by law, including as required by Rule 14d-6(c) of the Exchange Act.”

     The Letter of Transmittal is hereby amended and supplemented as follows:

     The second sentence of Instruction 4 of the Letter of Transmittal entitled “4. Partial Tenders (Not Applicable to Stockholders Who Tender by Book-Entry Transfer)” is hereby amended by replacing the phrase “as soon as practicable” with the term “promptly.”

     The first paragraph of the “Important Tax Information” section on the last page of the Letter of Transmittal is hereby deleted in its entirety.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMSCAN HOLDINGS, INC.

Dated: October 19, 2007	By: /s/ Michael Correale Name: Michael Correale Title: Chief Financial officer

AMSCAN ACQUISITION, INC.

Dated: October 19, 2007	By: /s/ Robert J. Small Name: Robert J. Small Title: President

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